Exhibit 14.1

MICROTUNE, INC.

CODE OF ETHICS AND BUSINESS CONDUCT

This Code of Ethics and Business Conduct (the “Code of Ethics”) of Microtune, Inc. a Delaware corporation (the “Company”) covers a range of business practices and procedures affecting all directors, officers and employees of the Company (collectively, the “Covered Persons”). It does not cover every issue that may arise, but it sets out basic principles to guide the Covered Persons. The Company expects all Covered Persons to act in accordance with the highest standards of personal and professional integrity, to comply with all applicable laws, rules and regulations, to deter wrongdoing and abide by this Code of Ethics, the Company’s Insider Trading Policy, the Whistleblower Policy and all other policies and procedures adopted by the Company that govern the conduct of its directors, officers and employees.

Honest and ethical conduct; conflicts of interest. In carrying out their duties and responsibilities, all Covered Persons should engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. All Covered Persons should strive to identify and raise potential issues before they lead to problems.

A conflict of interest occurs when an individual’s personal interest is adverse to, or otherwise in conflict with, the interests of the Company. Covered Persons should avoid taking actions that would create actual or apparent conflicts of interest. In those rare occasions in which an unanticipated conflict of interest may arise, the affected Covered Person should promptly bring the situation to the attention of the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or General Counsel (collectively “Management”) or the Audit Committee Chair so that appropriate steps may be taken to eliminate the conflict or take other preventative action. Conflicts of interest may involve not only situations in which a Covered Person has a direct personal interest, but also those in which a family member of a Covered Person has an interest or those in which the interest is indirect, such as through a corporation, partnership or other entity.

Full and fair disclosure. It is the Company’s policy that the information in its public communications, including filings with the Securities and Exchange Commission, be timely, understandable, fair, complete and accurate in all material respects. All Covered Persons should exercise diligence and care to do their part in acting in furtherance of this policy. Covered Persons (a) are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to anyone having a role in the Company’s financial reporting and disclosure processes and (b) must not directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence the Company’s or its subsidiaries’ independent auditors or any internal accounting or auditing personnel for the purpose or with the effect of rendering the financial statements of the Company and its subsidiaries misleading, or direct anyone else to do so.

It is the responsibility of each Covered Person promptly to bring to the attention of a member of Management or the Audit Committee Chair any material information of which the individual may become aware that affects the disclosures made by the Company in its public filings or otherwise, and to otherwise assist the Management or Audit Committee in fulfilling their respective responsibilities. In addition, each Covered Person shall promptly bring to the attention of a member of Management or the Audit Committee Chair any information he or she may have concerning (a) significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial information or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

Compliance with laws and regulations. Covered Persons should comply with all applicable governmental laws, rules and regulations. Although no single individual is expected to know the details of all policies, laws, rules and regulations, it is important to know enough to determine when to seek advice or guidance. Each Covered Person should promptly bring to the attention of a member of Management or the Audit Committee Chair evidence of any material violations of Company policies, or any laws, rules or regulations applicable to the Company, by the Company or anyone acting on its behalf.

Reporting of violations of this code. Each Covered Person is responsible for reporting any violation of this Code of Ethics, or circumstances which such individual considers to involve a possible violation, to the Company’s General Counsel or to a member of Management or the Audit Committee Chair. A person may choose to remain anonymous in reporting violations or circumstances that may involve a violation, and such person may do so by leaving an anonymous concern on the Company’s Hotline at 1-800-850-4989, completing an Employee Concern Form pursuant to the Company’s Whistleblower Policy or by sending an e-mail to Anthony J. LeVecchio at tlevecchio@aol.com.

Waivers. Any waiver of this Code of Ethics for executive officers or directors of the Company may be made only by the Company’s Board of Directors or a Committee thereof, and will be promptly disclosed as required by law, the regulations of the Securities and Exchange Commission and the rules of the Nasdaq Stock Market, Inc.

Non-Retaliation. The Company prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of this Code of Ethics or other known or suspected illegal conduct. If a Covered Person suspects that he or she has been retaliated against for reporting possible misconduct, the Covered Person should contact a member of Management or the Audit Committee Chair or report the suspected retaliation by leaving an anonymous concern on the Company’s Hotline at 1-800-850-4989, completing an Employee Concern Form pursuant to the Company’s Whistleblower Policy or by sending an e-mail to Anthony J. LeVecchio at tlevecchio@aol.com.

Compliance Officer. The Compliance Officer for purposes of this Code of Ethics is Mr. Phillip Peterson, the Company’s General Counsel. Mr. Peterson can be reached at (972) 673-1886. You can send an e-mail, that can be anonymous, to the Compliance Officer at phillip.peterson@microtune.com, send a letter to him at the following address: Microtune, Inc.,

Attn: General Counsel, 2201 10th St., Plano, Texas 75074 or call the Company’s Hotline at 1-800-850-4989. An anonymous concern can be left on the Company’s Hotline at 1-800-850-4989 or by completing an Employee Concern Form pursuant to the Company’s Whistleblower Policy.

Compliance Procedures. All Covered Persons are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical conduct. The Company and all Covered Persons must work together to ensure prompt and consistent action against violations of this Code of Ethics. However, in some situations it is difficult to know if a violation has occurred. Since it is not possible to anticipate every situation that will arise, the Company has set forth below a way to approach new questions or problems. The following are guidelines you should follow in connection with your responsibilities under this Code of Ethics:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the available alternatives. Use judgment and common sense; if something seems unethical and improper, it probably is.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process.

•	Seek help from Company resources. In the event that it may not be appropriate or you do not feel comfortable discussing an issue with your supervisor, contact the Company’s General Counsel.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

Fair Process for Determining Violations: Enforcement Mechanism. The Audit Committee Chair, members of Management, supervisors, managers and other appropriate personnel must promptly report any complaints or observations of Code of Ethics violations to the Compliance Officer. As needed, the Compliance Officer will consult with the legal department, the human resources department, members of Management and/or the Audit Committee Chair. It is our policy to employ a fair process by which to determine violations of this Code of Ethics. This process includes:

•	Collection of reported possible Code of Ethics violations in the manner noted above.

•	Development of a clear statement of the reported possible Code of Ethics violation(s).

•	Development of a clear statement as to the events and circumstances surrounding the reported possible Code of Ethics violation(s).

•	Development of a questionnaire from which to interview individuals that may have knowledge regarding the reported possible Code of Ethics violation.

•	Collection of any materials that may support the reported possible Code of Ethics violation.

•	Compilation of a formal report, including all interview notes, collected materials and analysis of the information gathered during the investigation process.

•	Submission of the formal report direct to the Compliance Officer for examination and disposition.

Accountability. Each Covered Person will be held accountable for his or her adherence to this Code of Ethics. The failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of his or her position with the Company. Violations of this Code of Ethics may also constitute violations of law that may result in civil and criminal penalties.

As adopted by the Company’s Board of Directors on June 9, 2004.

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